December 23, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Katherine Wray, Attorney-Advisor

RE:
Bridgeline Digital, Inc.

Registration Statement on Form S-3

Filed November 14, 2016

File No. 333-214602

Dear Ms. Wray:

We thank you for your comment letter dated November 30, 2016 (the “Comment Letter”) addressed to Bridgeline Digital, Inc. (the “Company”). The following is in response to the Staff’s inquiries in the Comment Letter regarding the Company's Registration Statement on Form S-3 (the “Registration Statement”), filed on November 14, 2016. The Staff’s comments are included below in bold, and are immediately followed by the Company’s response. Contemporaneously with the filing of this letter, the Company is filing pre-effective amendment No. 1 to the Registration Statement (the “Amendment”), in part to respond to the Staff’s comments raised in the Comment Letter.

Selling Stockholders, page 7

1.
Please advise whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. Note that a selling stockholder registered as a broker-dealer who did not receive their securities as compensation for investment banking or similar services should be identified as an underwriter. With respect to any selling stockholder that is an affiliate of a broker-dealer, disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to so represent, please identify the selling stockholder as an underwriter.

Response

We can advise that, as of the date hereof, no selling stockholder has represented to the Company that it is a broker-dealer or an affiliate of a broker-dealer. In the event one or more selling stockholders later advises the Company that it is a broker-dealer or an affiliate of a broker dealer, we will make the necessary disclosures in an amendment to the Registration Statement.

Incorporation of Certain Information by Reference, page 9

2.
Please specifically incorporate by reference your amended Form 10-K for the fiscal year ended September 30, 2015, filed on January 28, 2016. Refer to Item 12(a) of Form S-3.

Response

In accordance with Item 12(a) of Form S-3, we have revised the section titled “Incorporation of Certain Information by Reference” to include: (i) our latest annual report on Form 10-K for the fiscal year ended September 30, 2016, which annual report was filed on December 19, 2016 (the “2016 Annual Report”), and (ii) all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934, as amended, since the end of our fiscal year ended September 30, 2016. We believe it is no longer necessary to incorporate our amended Form 10-K for the fiscal year ended September 30, 2015, as the 2016 Annual Report is now on file.

Part II Information Not Required in Prospectus

Item 16. Exhibits, page 12

3.
Please file or incorporate by reference the securities purchase agreement and common stock purchase warrants entered into in connection with the June 2013 Piggyback Warrant Shares.

Response

Exhibits 10.1 and 10.2 to the Amendment respectively incorporate the securities purchase agreement and the form of common stock purchase warrant executed in connection with the June 2013 Piggyback Warrant Shares by reference to the Registration Statement from our Current Report on Form 8-K filed on June 24, 2013.

If you have any questions or would like to discuss our responses, please contact myself or Daniel W. Rumsey of Disclosure Law Group, special securities counsel to the Company, at (619) 272-7050.

Very truly yours,

/s/ Michael Prinn
Michael D. Prinn
Chief Financial Officer
Bridgeline Digital, Inc.

cc
Daniel W. Rumsey, Esq.
Managing Partner

Disclosure Law Group, a Professional Corporation